UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated June 2, 2008
Commission file number 001-15254

ENBRIDGE INC.
(Exact name of Registrant as specified in its charter)

Canada	None
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
3000, 425 – 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8
(Address of principal executive offices and postal code)
(403) 231-3900
(Registrants telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes ☐	No ☑
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):
N/A
The following documents are being submitted herewith:
•	Press Release dated May 13, 2008.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)
Date: June 2, 2008	By:	/s/ “Alison T. Love”
Alison T. Love
Vice President & Corporate Secretary

NEWS RELEASE
Enbridge Receives Canadian Government Approval on Alberta
Clipper and Southern Lights Pipeline Projects
CALGARY, ALBERTA May 13, 2008 — Enbridge Inc (TSX: ENB) (NYSE: ENB) announced today that it has received Governor in Council (GIC) approval by the Canadian federal government on its Alberta Clipper Expansion and Southern Lights Pipeline projects. The receipt of the GIC approval is a significant step towards obtaining the final National Energy Board certificate and other permit approvals in Canada. Certain state and federal approvals for the projects are pending in the United States.
“We’re excited to achieve this major milestone towards starting construction on these two projects in Canada,” said Patrick D. Daniel, President and Chief Executive Officer, Enbridge Inc. “The Alberta Clipper project is an important component in Enbridge’s broader expansion program to enhance pipeline capacity to refining centres in Eastern Canada, the U.S. Midwest and points beyond. Through the expansion of our existing pipeline system — the world’s longest crude oil pipeline system — we are able to offer our customers flexible and scalable transportation solutions that meet their needs and strengthen the energy security of North America.
“Our Southern Lights project complements this expansion by providing an innovative solution to increase the supply of diluent for blending with heavy oil produced in Alberta,” Mr. Daniel added.
Alberta Clipper involves the construction of a new 36-inch diameter, 1,607-kilometre (1,000-mile) crude oil pipeline from Hardisty, Alberta to Superior, Wisconsin. Pending U.S. regulatory approvals the pipeline is scheduled to be in service in mid-2010. The pipeline will have an initial capacity of 450,000 barrels-per-day (bpd) and allow for expansions to increase capacity up to 800,000 bpd. Alberta Clipper will be integrated with, and form part of, the existing Enbridge Pipelines system in Canada and the Enbridge Energy Partners’ Lakehead system in the United States. Enbridge anticipates beginning construction on the Alberta Clipper project in Canada later this summer.
Southern Lights is a proposed pipeline that will transport diluent from the U.S. Midwest to Edmonton, Alberta. The project includes reversal of an existing Enbridge crude oil pipeline as well as new construction in Canada and the U.S. When completed, the Southern Lights diluent pipeline will have a capacity of 180,000 bpd. Enbridge anticipates beginning construction in Canada later this summer and the Southern Lights Pipeline is expected to be in service in 2010.

About Enbridge
Enbridge Inc., a Canadian company, is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 5,500 people, primarily in Canada, the U.S. and South America. Enbridge’s common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the U.S. under the symbol ENB. Information about Enbridge is available on the Company’s web site at www.enbridge.com.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.
FOR FURTHER INFORMATION PLEASE CONTACT:
Enbridge Inc.
Jennifer Varey
Media
(403) 508-6563
Toll free: (888) 992-0997
Email: jennifer.varey@enbridge.com
or
Enbridge Inc.
Vern Yu
Investment Community
(403) 231-3946
Email: vern.yu@enbridge.com
Website: www.enbridge.com